Confidential Treatment Requested

by Borderfree, Inc.

BRDR-0001

Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

March 3, 2014

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Borderfree, Inc.

292 Madison Avenue

New York, NY 10017

Attn: Edwin A. Neumann, Chief Financial Officer

Telephone: (212) 299-3500

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Borderfree, Inc.

Registration Statement on Form S-1

Filed February 18, 2014

CIK No. 0001277141

Dear Ms. Jacobs:

Rule 83 Confidential Treatment Request by Borderfree, Inc.

This letter is being supplementally furnished on behalf of Borderfree, Inc. (the “Company”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-193988) (the “Registration Statement”) that was filed with the Securities and Exchange

Ms. Jacobs United States Securities and Exchange Commission March 3, 2014 Page 2	Confidential Treatment Requested by Borderfree, Inc. BRDR-0002

Commission (the “Commission”) on February 18, 2014. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of share compensation and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the Company’s initial public offering have communicated to the Company that they expect the proposed price range for the Company’s common stock to be between $[***] and $[***] per share. The Company has provided the anticipated price range above without giving effect to a reverse split of the Company’s capital stock that is expected to be effected prior to the offering, and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Borderfree, Inc. respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Edwin A. Neumann, Chief Financial Officer, Borderfree, Inc., 292 Madison Avenue, New York, NY 10017, before it permits any disclosure of the bracketed information in this letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

Ms. Jacobs United States Securities and Exchange Commission March 3, 2014 Page 3	Confidential Treatment Requested by Borderfree, Inc. BRDR-0003

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Michael A. DeSimone, Borderfree, Inc.

Edwin A. Neumann, Borderfree, Inc.

Mark J. Macenka, Goodwin Procter LLP